Exhibit 99.1
Change in the number of shares owned by the largest shareholder of Shinhan Financial Group

On March 27, 2024, Shinhan Financial Group Co., Ltd. reported that the number of common shares owned by its largest shareholder, Korea’s National Pension Service (“NPS”), had increased from 38,279,553 shares of common stock (representing 7.47%, as of December 31, 2023) to 39,660,284 shares of common stock (representing 7.73%, as of February 23, 2024). This disclosure is based on the results of shareholder registry closing as of February 23, 2024.